Exhibit 12.1

Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of consolidated earnings to fixed charges for the periods presented:

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands except ratios)
	(unaudited)

Income before income taxes	$(16,120)	$80,096	$119,531	$264,334	$129,793
Add: Fixed charges	87,193	85,902	63,441	52,581	43,304
Add: Amortization of capitalized interest	4,538	4,380	1,526	1,037	1,353
Less: Capitalized Interest	(8,526)	(10,058)	(13,274)	(9,877)	(5,395)
Earnings before fixed charges	$67,085	$160,320	$171,224	$308,075	$169,055

Fixed Charges:
Interest expense, net of capitalized interest	$78,396	$75,581	$49,994	$42,516	$37,706
Capitalized interest	8,526	10,058	13,274	9,877	5,395
Portion of rental expense representative of an interest factor	271	263	173	188	203
Total fixed charges	$87,193	$85,902	$63,441	$52,581	$43,304

Ratio of earnings to fixed charges (1)	0.8	1.9	2.7	5.9	3.9

(1) Earnings were inadequate to cover fixed charges for the year ended December 31, 2014 by $20.1 million.